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Exhibit 12.1

FIRST DATA CORPORATION
COMPUTATION OF PRO FORMA
RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

	Historical Three months ended March 31, 2003	Pro Forma Three months ended March 31, 2003		Historical Year ended December 31, 2002	Pro Forma Year ended December 31, 2002
Earnings:
Income before income taxes(1)	$403.6	$394.0	(2)	$1,670.1	$1,633.2	(2)
Interest expense	26.4	36.0	(2)	117.1	154.0	(2)
Other adjustments	12.1	12.1		48.4	48.4

Total earnings(a)	$442.1	$442.1		$1,835.6	$1,835.6

Fixed charges:
Interest expense	$26.4	$36.0	(2)	$117.1	$154.0	(2)
Other adjustments	12.1	12.1		48.4	48.4

Total fixed charges(b)	$38.5	$48.1	(2)	$165.5	$202.4	(2)

Ratio of earnings to fixed charges(a/b)	11.48	9.19	(2)	11.09	9.07	(2)

(1)
The computation of the ratios of earnings to fixed charges is based on applicable amounts for us and our consolidated subsidiaries. "Earnings" consist of income before income taxes (which includes minority interest and equity earnings in affiliates) plus fixed charges. We have included minority interest and equity earnings in affiliates in earnings because of the frequency with which such earnings are distributed in cash. "Fixed charges" consist of interest on debt, amortization of deferred financing costs and a portion of rentals that we determined to be representative of interest.

(2)
Pro forma ratios and amounts give effect to the sale of the notes and the repayment of commercial paper outstanding during the respective periods with a portion of the estimated net proceeds from the offering as of the beginning of each of the periods.

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  Exhibit 12.1
FIRST DATA CORPORATION COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES (in millions)